Midnight Candle Company

79013 Bayside Court

Indio, California 92203

November 8, 2005

To:	Edward M. Kelly, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	Midnight Candle Company
Amendment No. 2 to Registration Statement on Form SB-2
Filed October 28, 2005
File No.: 333-128477

Dear Mr. Kelly:

The following are the company’s responses and revisions to its filing pursuant to your letter dated November 7, 2005:

Summary, page 4

1.

Throughout your filing, references to the establishment and functionality of your website are inconsistent.  For example, your summary information suggests that you have "established [your] website at www.midnightcandleco.com"  but that "in order to generate revenues, [you] must establish [your] website."  Please also clarify what you mean when you state that the website is operational but not fully functional.  Explain what is required to bring the website into a fully functional state.

The registration statement has been amended in Summary Information and Risk Factors, page 4, and Distribution Methods of the Products, page 17, as follows:

The web site is operational, but does not yet contain a product catalog or method with which to purchase any items, as we currently do not have any saleable inventory.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Wendy E. Miller, Esq. at (949) 400-8913 or the undersigned at (760) 772-1872.

Sincerely,

/s/ Helen C. Cary

Helen C. Cary

President

Attachments:

Form SB-2 amendment 2, marked